                                                                    Exhibit 99.2





ORANGE COUNTY -
POUGHKEEPSIE LIMITED
PARTNERSHIP

Unaudited Financial Statements
For the year ended

December 31, 2000

                ORANGE COUNTY - POUGHKEEPSIE LIMITED PARTNERSHIP

                                  BALANCE SHEET

                                    UNAUDITED

                                 (IN THOUSANDS)

                                                             DECEMBER 31,
ASSETS                                                           2000
                                                             ------------
  Current assets
    Accounts receivable, net of allowances of
      $0 and $31 in 2001 and 2000, respectively                $ 2,259
    Unbilled revenue                                             1,112
    Due from general partner                                    22,475
    Prepaid expenses and other current assets                      107
                                                               -------
        TOTAL CURRENT ASSETS                                    25,953

  Property, plant and equipment, net                            24,753
  Deferred charges and other assets, net                             7
                                                               -------
        TOTAL ASSETS                                           $50,713
                                                               =======

LIABILITIES AND PARTNERS' CAPITAL
  Current liabilities
    Accounts payable and accrued liabilities                   $ 1,980
    Advance billings                                               172
                                                               -------
        TOTAL CURRENT LIABILITIES                                2,152

  Commitments and contingencies (see Notes 5 and 7)
  Partners' capital                                             48,561
                                                               -------
        TOTAL LIABILITIES AND PARTNERS' CAPITAL                $50,713
                                                               =======

                        See Notes to Financial Statements

                             STATEMENT OF OPERATIONS

                                    UNAUDITED

                                 (IN THOUSANDS)

                                                      FOR THE YEAR
                                                          ENDED
                                                   DECEMBER 31, 2000
                                                   -----------------
OPERATING REVENUE

     Service revenues                                   $57,678
                                                        -------
OPERATING COSTS AND EXPENSES
     Cost of service                                      8,864
     General and administrative                           2,100
     Depreciation and amortization                        3,077
                                                        -------
          Total operating costs and expenses             14,041
                                                        -------
OPERATING INCOME                                         43,637
     Other income, net                                    1,264
                                                        -------
NET INCOME                                              $44,901
                                                        =======

                        See Notes to Financial Statements

                         STATEMENT OF PARTNERS' CAPITAL

                                    UNAUDITED

                                 (IN THOUSANDS)

                                    GENERAL
                                    PARTNER            LIMITED PARTNERS
                                  -------------    ---------------------------
                                     NYNEX                            Warwick
                                     Mobile          Taconic           Valley           Total
                                    Limited         Telephone        Telephone         Partners'
                                  Partnership 2    Corporation        Company          Capital
                                  -------------    -----------       ---------         ---------
BALANCE AT DECEMBER 31, 1999        $ 32,862         $  2,899         $  2,899         $ 38,660

Net income                            38,165            3,368            3,368           44,901

Distribution to partners             (29,750)          (2,625)          (2,625)         (35,000)
                                    --------         --------         --------         --------
BALANCE AT DECEMBER 31, 2000        $ 41,277         $  3,642         $  3,642         $ 48,561
                                    ========         ========         ========         ========


                        See Notes to Financial Statements

                             STATEMENT OF CASH FLOWS

                                    UNAUDITED

                                 (IN THOUSANDS)

                                                                 FOR THE YEAR
                                                                     ENDED
                                                                  DECEMBER 31,
                                                                     2000
                                                                   --------
CASH FLOWS FROM OPERATING ACTIVITIES

Net income                                                         $ 44,901
Adjustments to reconcile net income to net cash provided by

      Depreciation and amortization                                   3,077

      Loss on disposition of plant and equipment                         --
      Changes in certain assets and liabilities:

         Accounts receivable                                           (978)
         Unbilled revenue                                              (464)
         Prepaid expenses and other current assets                       10
         Deferred charges and other assets                                2
         Accounts payable and accrued liabilities                       197

         Advanced billings                                              100
                                                                   --------
Net cash provided by operating activities                            46,845
                                                                   --------

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures                                                 (4,654)
Distributions of towers to Cellco                                        --
Proceeds from disposition of property, plant and equipment              275
                                                                   --------
Net cash used in investing activities                                (4,379)
                                                                   --------

CASH FLOWS FROM FINANCING ACTIVITIES
Decrease (increase) in due from general partner, net                 (7,466)
Distribution to partners                                            (35,000)

Debt assumed by Cellco                                                   --

Cash distribution to partners for transfer of towers                     --
                                                                   --------
Net cash used in financing activities                               (42,466)
                                                                   --------

(Decrease) increase in cash                                              --

Cash, beginning of year                                                  --
                                                                   --------
Cash, end of year                                                  $     --
                                                                   ========

                        See Notes to Financial Statements

                ORANGE COUNTY - POUGHKEEPSIE LIMITED PARTNERSHIP

                     NOTES TO UNAUDITED FINANCIAL STATEMENTS

                             (DOLLARS IN THOUSANDS)


1.    BACKGROUND AND DESCRIPTION OF THE BUSINESS

      ORANGE COUNTY-POUGHKEEPSIE LIMITED PARTNERSHIP

      The Orange County-Poughkeepsie Limited Partnership (the "Partnership") operates as a limited partnership between NYNEX Mobile Limited Partnership 2 ("NYNEX Mobile LP 2"), Taconic Telephone Corporation ("Taconic"), and Warwick Valley Telephone Company ("Warwick"). NYNEX Mobile LP 2 is a partnership between Cellco Partnership ("Cellco"), the Utica-Rome Cellular Partnership and Bell Atlantic Mobile Systems of Allentown, Inc. ("BAMS of Allentown"), with ownership interests of 54%, 45% and 1%, respectively. NYNEX Mobile LP 2 holds an 85% partnership interest in the Partnership. Taconic and Warwick each hold limited partnership interests of 7.5%.

      On December 1, 1999, Frontier Communications of New York, Inc. and Frontier Communications of Sylvan Lake, each holding 7.5% interests in the Partnership, sold their interests to NYNEX Mobile LP 2.

      GENERAL PARTNER

      On April 3, 2000, Bell Atlantic and Vodafone AirTouch Plc ("Vodafone") consummated their previously announced agreement to combine their U. S. wireless operations. In accordance with the terms of the U.S. Wireless Alliance Agreement (the "Alliance Agreement") dated September 21, 1999 between the two companies, Vodafone contributed its U.S. wireless operations, its 50% ownership interest in PrimeCo Personal Communications L.P. ("PrimeCo") and debt to Cellco, in exchange for a 65.1% interest in Cellco. Bell Atlantic also contributed its 50% ownership interest in PrimeCo, and retained a 34.9% interest in Cellco. As of April 3, 2000, Cellco began conducting business as Verizon Wireless.

      On June 30, 2000, Bell Atlantic and GTE Corporation ("GTE Corp.") completed a merger of equals under a definitive merger agreement entered into on July 27, 1998. On June 30, 2000, the newly merged entity changed its name to Verizon Communication, Inc. ("Verizon Corp."). Under the Alliance Agreement, Verizon Corp. contributed GTE Corp.'s wireless net assets and operations increasing its interest in Cellco to 55% and decreasing Vodafone's interest in Cellco to 45%.

      DESCRIPTION OF THE BUSINESS

      The Partnership provides cellular mobile telephone service to resellers who operate principally in the Orange County and Poughkeepsie, New York metropolitan areas. The Orange County-Poughkeepsie cellular system became operational in 1987. The partners make capital contributions, share in the operating results and receive distributions from the Partnership in accordance with their respective ownership percentages.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      USE OF ESTIMATES

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses and disclosure of contingent assets and liabilities. The estimates and assumptions used in the accompanying financial statements are based upon management's evaluation of relevant facts and circumstances as of the date of the financial statements. Actual results may differ from the estimates and assumptions used in preparing the accompanying financial statements.

      REVENUE RECOGNITION

      The Partnership earns revenue by providing access to the network (access revenue) and for usage of the network (airtime/usage revenue), which includes roaming and cellular long distance revenue. In general, access revenue is billed one month in advance and is recognized when earned; the unearned portion is classified in advanced billings. Airtime/usage revenue, roaming revenue and long distance revenue are recognized when service is rendered and included in unbilled revenue until billed. The Partnership's revenue recognition policies are in accordance with the Securities and Exchange Commission's Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements."

      Cellular service revenues resulting from a cellsite agreement are recognized based upon an allocation of airtime minutes (see Note 4).

      OPERATING EXPENSES

      Operating expenses include expenses incurred directly by the Partnership, as well as an allocation of administrative and operating costs incurred by the managing partner or its affiliates on behalf of the Partnership. Services performed on behalf of the Partnership are provided by the employees of Cellco. These employees are not employees of the Partnership; therefore, operating expenses include direct and allocable charges of salary and employee benefit costs for the services provided to the Partnership. The Partnership believes these allocations are reasonable.

      PROPERTY, PLANT AND EQUIPMENT

      Property, plant and equipment primarily represents costs incurred to construct and enhance Mobile Telephone Switching Offices (MTSOs) and cell sites. The cost of property, plant and equipment is depreciated over its estimated useful life, using the straight-line method of accounting. Leasehold improvements are amortized over the shorter of their estimated useful lives or the term of the related lease. Major improvements to existing plant and equipment are capitalized. Routine maintenance and repairs that do not extend the life of the plant and equipment are charged to expense as incurred.

      Upon the sale or retirement of property, plant and equipment, the cost and related accumulated depreciation or amortization is eliminated from the accounts and any related gain or loss is reflected in the statements of operations. The Partnership periodically exchanges (trades-in) certain assets for similar productive assets and generally receives trade-in allowances from its vendors. The cost of the new asset is generally the monetary consideration paid plus the net book value of the asset surrendered. If the trade-in allowance is less than the net book value of the asset surrendered, a loss is reflected in the statements of operations.

      Interest expense and network engineering costs incurred during the construction phase of the Partnership's network and real estate properties under development are capitalized as part of property, plant and equipment and recorded as construction in progress until the projects are completed and placed into service.

      FCC LICENSES

      The Federal Communications Commission ("FCC") issues licenses that authorize cellular carriers to provide service in specific cellular geographic service areas. The FCC grants licenses for terms of up to ten years. In 1993, the FCC adopted specific standards to apply to cellular renewals, concluding it will award a license renewal to a cellular licensee that meets certain standards of past performance. Historically, the FCC has granted license renewals routinely. The current terms of the Partnership's FCC license expire on January 27, 2008 and January 29, 2008 for the Poughkeepsie and Orange County FCC licenses, respectively. The Partnership's licenses are recorded on the books of Cellco. The general partner believes it will be able to meet all requirements necessary to secure renewal of the Partnership's cellular licenses.

      VALUATION OF ASSETS

      The Partnership follows the provision of the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When such events occur, the undiscounted expected future cash flows are compared to the carrying amount of the asset. If the comparison indicates that there is an impairment, the amount of the impairment is typically calculated using discounted expected future cash flows. The discount rate applied to these cash flows is based on the Partnership's weighted average cost of capital.

      FINANCIAL INSTRUMENTS

      The Partnership's cash, trade receivables and payables are short-term in nature, and accordingly, their carrying value approximates fair value.

      INCOME TAXES

      The Partnership is not a taxable entity for federal and state income tax purposes. Any taxable income or loss is apportioned to the partners based on their respective partnership interests and is reported by them individually.

      CONCENTRATIONS

      To the extent the Partnership's customer receivables become delinquent, collection activities commence. The managing general partner accounts for 93% of the accounts receivable balance at December 31, 2000. The Partnership maintains an allowance for losses based on the expected collectibility of accounts receivable.

      The managing partner relies on local and long-distance telephone companies and other companies to provide certain communication services. Although management believes alternative telecommunications facilities could be found in a timely manner, any disruption of these services could potentially have an adverse impact on the Partnership's operating results.

      Although the managing partner attempts to maintain multiple vendors for each required product, its network assets, which are important components of its operations, are currently acquired from only a few sources. Certain of these products are in turn utilized by the Partnership and are important components of the Partnership's operations. If the suppliers are unable to meet the managing partner's needs as it builds out its network infrastructure and sells service and equipment, delays and increased costs in the expansion of the Partnership's network infrastructure or losses of potential customers could result, which would adversely affect operating results.

      DUE FROM GENERAL PARTNER

      Due from general partner principally represents the Partnership's cash position. The general partner manages all cash and financing activities for the Partnership. As such, the change in due from general partner is reflected as a financing activity in the statements of cash flows. Additionally, administrative and operating costs incurred by the general partner on behalf of the Partnership are charged to the Partnership through this account. Interest income is based on the average monthly outstanding balance in this account and is calculated by applying Cellco's average borrowing rate, which was approximately 6.7% at December 31, 2000. Included in other income, net was net interest income related to the due from general partner balance of $1,264 for the year ended December 31, 2000.

3.    PROPERTY, PLANT AND EQUIPMENT

      Property, plant and equipment consists of the following:

                                                      DECEMBER 31, 2000
                                                          (UNAUDITED)
                                                      -----------------

      Buildings (10-40 yrs.)                              $   8,555
      Cellular plant equipment (3-15 yrs.)                   29,811

      Furniture, fixtures and equipment (2-7 yrs.)              381
                                                             38,747

      Accumulated depreciation                              (13,994)

      Property, plant and equipment, net                  $  24,753


      Property, plant and equipment includes the following:

      Capitalized network engineering costs of $176 were recorded during the year ended December 31, 2000.

      Construction-in-progress included in certain of the classifications shown above, principally cellular plant equipment, amounted to $1,819 at December 31, 2000.

      Depreciation expense for the year ended December 31, 2000 was $3,075.

4.    TRANSACTIONS WITH AFFILIATES

      Significant transactions with affiliates are summarized as follows:

                                                         FOR THE YEAR ENDED
                                                             (UNAUDITED)
                                                         ------------------
      Operating revenues                                     $ 48,995
      Cellsite allocated revenues, net (a)                   $  1,351
      Direct telecommunication and data processing charges   $    555
      Allocations of certain general and
        administrative expenses (a)                          $  2,674
      Allocation of switch usage cost (a)                    $  3,540

      (a) Expenses were allocated based on the Partnership's percentage of customers or minutes of use where applicable. The Partnership believes the methods of allocations are reasonable.

5.    COMMITMENTS

      The general partner, on behalf of the Partnership, and the Partnership have entered into operating leases for facilities and equipment used in its operations. Some lease contracts include renewal options, which include rent expense adjustments based on the Consumer Price Index. For the year ended December 31, 2000, the Partnership recognized a total of $914 as rent expense related to payments under these operating leases, which is included in general and administrative expenses in the accompanying statements of operations.

      Future minimum rental commitments under noncancelable operating leases, excluding renewal options which the Partnership intends to exercise, for the years shown are as follows:

               YEARS                                     AMOUNT
               -----                                   (UNAUDITED)
                                                       -----------
               2001                                      $  934
               2002                                         907
               2003                                         808
               2004                                         754
               2005                                         661
               Thereafter                                 2,352
                                                         ------
                    Total minimum payments               $6,416
                                                         ======

6.    VALUATION AND QUALIFYING ACCOUNTS

                                            BALANCE AT          ADDITIONS        WRITE-OFFS,       BALANCE AT
                                             BEGINNING         CHARGED TO          NET OF             END
                                            OF THE YEAR        OPERATIONS        RECOVERIES         OF YEAR
                                            -----------        ----------        ----------         -------
     Accounts Receivable Allowances:
          2000                                 $24                $7                $ --              $31

7.    CONTINGENCIES

      Cellco is subject to several lawsuits and other claims including, class actions, product liability, patent infringement, partnership disputes, and claims involving relations with resellers and agents. Various consumer class actions lawsuits allege that Cellco breached contracts with consumers, violated certain state consumer protection laws and other statutes and defrauded customers through concealed or misleading billing practices. Certain of these lawsuits and other claims may impact the Partnership. These litigation matters may involve indemnification obligations by third parties and/or affiliated parties covering all or part of any potential damage awards against Cellco and the Partnership and/or insurance coverage. All of the above matters are subject to many uncertainties, and outcomes are not predictable with assurance.

      The Partnership may be allocated a portion of the damages that may result upon adjudication of these matters if the claimants prevail in their actions. Consequently, the ultimate liability with respect to these matters at December 31, 2000 cannot be ascertained. The potential effect, if any, on the financial condition and results of operations of the Partnership, in the period in which these matters are resolved, may be material.

      In addition to the aforementioned matters, Cellco is subject to various other legal actions and claims in the normal course of business. While Cellco's legal counsel cannot give assurance as to the outcome of each of these matters, in management's opinion, based on the advice of such legal counsel, the ultimate liability with respect to any of these actions, or all of them combined, will not materially affect the financial position or operating results of the Partnership.



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